                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                         Cablevision Systems Corporation
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
                         (Title of class of securities)

                                   12686C-10-9
                                 (CUSIP Number)

                   Bruce D. Haims, Esq. Debevoise & Plimpton,
                                875 Third Avenue,
                        New York, NY 10022 (212) 909-6000
            (Name, Address and telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 6, 1997
             (Date of event which requires filing of this Statement

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.



                                 Page 1 of 7
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CUSIP No. 12686C-10-9



The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 12686C-10-9



(1)      Names of Reporting Persons
         S.S. or I.R.S. Identifica-              James Lawrence Dolan
         tion Nos. of Above Persons              SS: ###-##-####
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box                   (a)
         if a Member of a Group                      (b)
--------------------------------------------------------------------------------
(3)      SEC Use Only
--------------------------------------------------------------------------------
(4)      Source of Funds                                               00*
--------------------------------------------------------------------------------
(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
(6)      Citizenship or Place of
         Organization                                                  U.S.A.
--------------------------------------------------------------------------------
Number of Shares       (7) Sole Voting Power                  43,187.50**
Beneficially Owned  ------------------------------------------------------------
by Each Reporting      (8) Shared Voting Power                  716,741
Person With         ------------------------------------------------------------
                       (9) Sole Dispositive Power             43,187.50**
                    ------------------------------------------------------------
                      (10) Shared Dispositive Power             716,741
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person                      759,928.50
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount
         in Row (11) Excludes Certain Shares
--------------------------------------------------------------------------------
(13)     Percent of Class Represented
         by Amount in Row 11                                        5.3%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person                                  IN


-------------------------
 *        See Exhibit A.
** Includes options to purchase 13,687.50 shares of Class A Common Stock which options are exercisable within 60 days.

                                 Page 3 of 7
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CUSIP No. 12686C-10-9



                      CONTINUATION PAGES OF AMENDMENT NO. 1
                            TO SCHEDULE 13D FILED BY
                JAMES LAWRENCE DOLAN, INDIVIDUALLY AND AS TRUSTEE

         This Amendment No. 1 to the Schedule 13D, dated November 15, 1994 (the "Schedule 13D"), previously filed by James Lawrence Dolan ("Mr. Dolan") is the initial electronic filing by Mr. Dolan and, in accordance with Rule 101(a)(2)(ii) of Securities and Exchange Commission Regulation S-T, restates the
Schedule 13D.

Item 1.  SECURITY AND ISSUER.

         The title of the class of equity securities to which this statement relates is the Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of Cablevision Systems Corporation, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is One Media Crossways, Woodbury, New York 11797.

Item 2.  IDENTITY AND BACKGROUND.

         (a) The name of the person filing this statement is James Lawrence Dolan, who is filing individually and as Trustee for the Trusts listed on Exhibit A.

         (b) The residence of Mr. Dolan is 119 Cove Neck Road, Oyster Bay, New York 11771.

         (c) The present principal occupation of Mr. Dolan is Chief Executive Officer of Rainbow Programming Holdings, Inc. The address is 150 Crossways Park West, Woodbury, New York 11797.

         (d) Mr. Dolan has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Mr. Dolan has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Dolan is a U.S. citizen.


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CUSIP No. 12686C-10-9



Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The shares held by Mr. Dolan were not acquired by purchase. See Exhibit A.

Item 4.  PURPOSE OF TRANSACTION.

         The Trusts are held for investment purposes. See Exhibit A. Except as set forth in Exhibit B, Mr. Dolan has no plans or proposals which relate or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of additional securities of the Issuer; (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation of the Issuer, involving the Issuer or any of its subsidiaries; (c) the sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer; (e) any material change in the Issuer's present capitalization or dividend policy; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above. See Exhibit A and Exhibit B.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

          (a) Mr. Dolan may be deemed to beneficially own an aggregate of 759,928.50 shares of Class A Common Stock as a result of his beneficial ownership of (i) 745,241 shares of Class B Common Stock, par value $.01 per share, of the Issuer (the "Class B Common Stock") which are convertible at the option of the holder share for share into Class A Common Stock, (ii) options to purchase 13,687.50 shares of Class A Common Stock and (iii) 1,000 shares of Class A Common Stock. This aggregate amount represents 5.3% of the outstanding shares of Class A Common Stock (including shares of Class A Common Stock issuable upon the conversion of shares of the Class B Common Stock and shares to be acquired upon the exercise of the options).

          (b) Mr. Dolan has the (i) sole power to vote or to direct the vote of 43,187.50 shares of Class A Common Stock (including shares of Class A Common Stock issuable upon the conversion of shares of the Class B Common Stock and shares to be acquired upon the exercise of the options;


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CUSIP No. 12686C-10-9



(ii) shared power to vote or direct the vote of 716,741 shares of Class B Common Stock convertible into Class A Common Stock; (iii) sole power to dispose or to direct the disposition of 43,187.50 shares of Class A Common Stock (including shares of Class A Common Stock issuable upon the conversion of shares of the Class B Common Stock and shares to be acquired upon the exercise of the options) and (iv) shared power to dispose or to direct the disposition of 716,741 shares of Class B Common Stock convertible into Class A Common Stock. See Exhibit A.

         (c) No transactions in the class of securities reported on were effected during the past sixty days by Mr. Dolan.

         (d) See Exhibit A.

         (e) Not applicable

Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
         ISSUER.

         See Exhibit B.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1 -    Voting Agreement
         Exhibit 2 -    Power of Attorney, dated as of
                        February 13, 1995, confirming the
                        authority of William A. Frewin, Jr.
                        to sign on behalf of James Lawrence
                        Dolan.



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CUSIP No. 12686C-10-9



SIGNATURE.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  June 23, 1997

                           Signature:     /s/ James Lawrence Dolan
                                          By William A. Frewin, Jr.
                                          --------------------------
                           Name/Title:    James Lawrence Dolan,
                                          individually and as Trustee
                                          of each of the following Trusts:
                                            Dolan Descendants Trust
                                            DC James Trust
                                            Charles Dolan 1989 Trust
                                            Ryan Dolan 1989 Trust
                                            Marissa Waller 1989 Trust
                                          By William A. Frewin, Jr.,
                                            attorney-in-fact



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CUSIP No. 12686C-10-9



                                    Exhibit A

         James Lawrence Dolan ("Mr. Dolan") is currently one of the trustees
(a "Trustee") of each of the trusts listed in the table below (the "Trusts"), which own in the aggregate 745,241 shares of Class B Common Stock, par value $.01 per share (the "Class B Common Stock") of Cablevision Systems Corporation, a Delaware Corporation (the "Issuer"). The other Trustee(s) of the DC James Trust is Paul Joseph Dolan and of the Dolan Descendants Trust are Kathleen Margaret Dolan and Paul Joseph Dolan. Class B Common Stock of the Issuer is convertible at the option of the holder share for share into Class A Common Stock, par value $.01 per share (the "Class A Common Stock") of the Issuer. Mr. Dolan does not have an economic interest in such shares, but, as a Trustee of the Trusts, has the shared power to vote and dispose of such shares. Under certain rules of the Securities and Exchange Commission, so long as Mr. Dolan retains such powers, he is deemed to have beneficial ownership thereof for purposes of Schedule 13D reporting. In addition, Mr. Dolan holds 1,000 shares of Class A Common Stock of the Issuer individually and options to purchase 13,687.50 shares of Class A Common Stock which options are exercisable within 60 days.

         The following table lists each Trust's name and the name of its beneficiary or description of its beneficiary class.


Name of Trust                               Beneficiary
-------------                               -----------

DC James Trust                              James Lawrence Dolan

Dolan Descendants Trust                     All descendants of Charles F.
                                            Dolan living at any time and
                                            from time to time.

Charles Dolan 1989 Trust                    Charles Patrick Dolan

Ryan Dolan 1989 Trust                       Ryan Thomas Dolan

Marissa Waller 1989 Trust                   Marissa Lynn Waller

         Pursuant to the provisions of the agreements governing the Trusts, the economic interest in the shares of the Issuer owned by each Trust is held by such Trust's beneficiary or, if more than one, such Trust's beneficiary class. For the Dolan Descendants Trust, distributions of income and principal can be made in the discretion of the non-beneficiary Trustee, Paul Joseph Dolan, to any one or more of the members of the Trust's beneficiary class.




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CUSIP No. 12686C-10-9



The Trusts

The DC James Trust

         For the DC James Trust, distributions of income and principal can be made in the discretion of the non-beneficiary Trustee, Paul Joseph Dolan, to the person for whom the Trust is named, James Lawrence Dolan (the "Current Beneficiary"). There are two Trustees for the DC James Trust, James Lawrence Dolan and Paul Joseph Dolan. The Current Beneficiary has the power during his life to appoint all or part of the DC James Trust to or for the benefit of one or more of his descendants. Upon the death of the Current Beneficiary, the DC James Trust, if not previously terminated, will pass as appointed by the Current Beneficiary to or for the benefit of one or more of his descendants. Any unappointed portion of this Trust will pass, in further trust, per stirpes to the Current Beneficiary's then-living descendants, or if none, per stirpes to the then-living descendants of Charles F. Dolan, or if none, among the heirs-at-law of Charles F. Dolan.

The Dolan Descendants Trust

         The Dolan Descendants Trust's current beneficiary class consists of the six children of Charles F. Dolan and three grandchildren of Charles F. Dolan. The Dolan Descendants Trust terminates upon the death of the survivor of the children of Charles F. Dolan, if not previously terminated. Upon such termination, the Dolan Descendants Trust will pass as appointed by the unanimous appointment of Charles F. Dolan's children or by the survivor of them to one or more persons or charitable organizations. Any unappointed portion of the Dolan Descendants Trust will pass, in further trust, per stirpes to the then-living descendants of Charles F. Dolan, or if none, among the heirs-at-law of Charles
F. Dolan. There are three Trustees for the Dolan Descendants Trusts, James Lawrence Dolan, Kathleen Margaret Dolan and Paul Joseph Dolan.

The DC Grandchildren Trusts

         For the Charles Dolan 1989 Trust, the Ryan Dolan 1989 Trust and the Marissa Waller 1989 Trust (collectively, the "DC Grandchildren Trusts"), until the beneficiary


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CUSIP No. 12686C-10-9



attains age 21, the income of the relevant DC Grandchildren Trust may be distributed to or for the benefit of the beneficiary as the Trustee, James Lawrence Dolan, in the Trustee's discretion determines. Any net income not so distributed is to be accumulated and added to the principal of the relevant DC Grandchildren Trust. From and after the beneficiary attaining age 21, all of the net income of the relevant DC Grandchildren Trust is to be distributed to the beneficiary. In addition, during the continuance of relevant DC Grandchildren Trust, the Trustee in the Trustee's discretion may distribute the principal of the relevant DC Grandchildren Trust to or for the benefit of the beneficiary. Upon the beneficiary attaining age 40, the relevant DC Grandchildren Trust for the beneficiary terminates and is to be distributed to the beneficiary. If the beneficiary dies before attaining age 40, the beneficiary has a testamentary general power of appointment over the relevant DC Grandchildren Trust. In default of the exercise of such power of appointment, the relevant DC Grandchildren Trust will be distributed to the beneficiary's then-living issue, per stirpes, or if none, to Charles F. Dolan's then-living issue, per stirpes. James Lawrence Dolan is the sole Trustee for each of the DC Grandchildren Trusts.


Beneficial Ownership of Beneficiaries and Trusts

         Beneficiaries of any Trust can be said to have only a contingent economic interest in the Securities of the Issuer, because (a) the non-beneficiary Trustee has the sole discretion to distribute or accumulate the income from each Trust and the sole discretion to distribute the principal of each Trust to the beneficiary of such Trust or, if more than one, to any one or more of the members of such Trust's beneficiary class, (b) the beneficiary class for the Dolan Descendants Trust has not yet closed and (c) none of the beneficiaries of the DC Grandchildren Trusts has attained the age of 21.

                                    EXHIBIT B

          Cablevision Systems Corporation, a Delaware corporation ("CSC"), has entered into a Contribution and Merger Agreement, dated as of June 6, 1997 (the "Contribution and Merger Agreement"), with TCI Communications, Inc., a Delaware corporation and the principal cable television subsidiary of Tele-Communications, Inc., ("TCI Communications"), CSC Parent Corporation, a Delaware corporation wholly-owned by CSC ("Parent"), and CSC Merger Corporation, a Delaware corporation wholly-owned by Parent ("Merger Sub"). The Contribution and Merger Agreement provides for the merger of Merger Sub with and into CSC, with CSC as the surviving corporation, and the conversion in the merger of outstanding shares of CSC common stock into like shares of common stock of Parent and for the contribution by or on behalf of TCI Communications of corporations (the "Contributed Entities") owning specified cable television systems in exchange for shares of Class A Common Stock of Parent. CSC's Series I Preferred Shares will become convertible into Series A Common Stock of Parent. Following the closing (the "Closing") of the transactions contemplated by the Contribution and Merger Agreement, Parent will be renamed Cablevision Systems Corporation. As a result of the transactions contemplated by the Contribution and Merger Agreement, existing CSC shareholders will become shareholders of Parent, which will be a new publicly traded company that will own CSC and, separately, the Contributed Entities.

          CSC shareholders having a majority of CSC's voting power have agreed with TCI Communications in a voting agreement (the "Voting Agreement") that they will vote to approve the adoption of the Contribution and Merger Agreement and the issuance of Parent shares to TCI Communications and against any matter that would compete with or interfere with such adoption and issuance. The parties to the Voting Agreement are: Parent, Tele-Communications, Inc., CSC, Charles F. Dolan, Charles F. Dolan 1997 Grantor Retained Annuity Trust, Dolan Descendants Trust, Dolan Progeny Trust, Dolan Grandchildren Trust, Dolan Spouse Trust, DC Kathleen Trust, DC Deborah Trust, DC Marianne Trust, DC Patrick Trust, DC
Thomas Trust, DC James Trust, CFD Trust No. 1, CFD Trust No. 2, CFD Trust No.
3, CFD Trust No. 4, CFD Trust No. 5, CFD Trust No. 6, and CFD Trust No. 10.

          The Contribution and Merger Agreement provides that at the Closing, Parent, Tele-Communications, Inc., a Delaware corporation and owner of TCI Communications ("TCI"), and certain holders of Parent's Class B Common Stock (the "Class B Stockholders") will enter into a Stockholders Agreement (the "Stockholders Agreement") providing, among other things for: (i) limitations on TCI's ability to purchase and sell Class A Common Stock, (ii) consultation rights between Parent, TCI and the Class B Stockholders regarding sales of Parent or significant Parent assets, sales of Class A Common Stock owned by TCI and sales of Class B Common Stock owned by the Class B Stockholders,

(iii) TCI's right to designate two Class B directors, (iv) the right of TCI director designees to membership on a Parent Board committee to approve certain transactions with Class B Stockholders and their family members that will give such designees a veto over such transactions, and (v) TCI's agreement to vote in proportion with the public Parent Class A stockholders for the election of the 25% of Parent directors which the Parent Class A Common Stock is entitled to elect. The Class B Stockholders are: Charles F. Dolan, CFD 1997 Grantor Retained Annuity Trust, Dolan Descendants Trust, Dolan Progeny Trust, Dolan Grandchildren Trust, Dolan Spouse Trust, DC Kathleen Trust, DC Deborah Trust, DC Marianne Trust, DC Patrick Trust, DC Thomas Trust, DC James Trust, CFD Trust No. 1, CFD Trust No. 2, CFD Trust No. 3, CFD Trust No. 4, CFD Trust No. 5, CFD Trust No. 6, and CFD Trust No. 10.


                                       2